Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter ended June 30, 2026 (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the financial results of the subsidiaries as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the quarter ended June 30, 2026.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter ended June 30, 2026 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Consolidated Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months ended June 30, 2026. This responsibility includes the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Statement by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for audit of the Consolidated Financial Results for the quarter ended June 30, 2026

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results for the quarter ended June 30, 2026, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the LODR Regulations to the extent applicable.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance of the Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: July 23,2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN:26060408JWYDVC7682

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Infosys Chile SpA
9.	Infosys Arabia Limited (under liquidation)
10.	Infosys Consulting Ltda.
11.	Infosys Luxembourg S.a.r.l
12.	Infosys Public Services, Inc. USA
13.	Infosys BPM Limited
14.	Infosys (Czech Republic) Limited s.r.o.
15.	Infosys Poland Sp z.o.o
16.	Infosys McCamish Systems LLC
17.	Portland Group Pty Ltd
18.	Infosys BPO Americas LLC
19.	Infosys Consulting Holding AG
20.	Infosys Management Consulting Pty Limited
21.	Infosys Consulting AG
22.	Infosys Consulting GmbH
23.	Infosys Romania SRL
24.	Infosys Consulting SAS
25.	Infy Consulting Company Ltd.
26.	Infy Consulting B.V.
27.	Infosys Consulting S.R.L (Argentina) (formerly a majority owned and controlled subsidiary of Infosys Limited) became the majority owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026.
28.	Infosys Consulting (Belgium) NV
29.	Panaya Inc.
30.	Infosys Financial Services GmbH
31.	Panaya Ltd.
32.	Brilliant Basics Holdings Limited (under liquidation)
33.	Brilliant Basics Limited (under liquidation)
34.	Infosys Singapore Pte. Ltd.
35.	Infosys Middle East FZ LLC
36.	Fluido Oy
37.	Fluido Sweden AB
38.	Fluido Norway A/S
39.	Fluido Denmark A/S
40.	Fluido Slovakia s.r.o
41.	Infosys Compaz Pte. Ltd.
42.	Infosys South Africa (Pty) Ltd.
43.	HIPUS Co., Ltd.
44.	Stater N.V.
45.	Stater Nederland B.V.
46.	Stater XXL B.V.
47.	HypoCasso B.V.
48.	Simplus ANZ Pty Ltd.
49.	Simplus Australia Pty Ltd.
50.	Simplus Philippines, Inc.
51.	Infosys Fluido UK, Ltd.
52.	Infosys Fluido Ireland, Ltd.
53.	Infosys Limited Bulgaria EOOD
54.	Infosys BPM UK Limited
55.	GuideVision s.r.o
56.	GuideVision Deutschland GmbH
57.	GuideVision Suomi Oy
58.	GuideVision Magyarorszag Kft
59.	GuideVision Polska Sp. z.o.o
60.	Infosys Business Solutions LLC
61.	Infosys Germany GmbH (wholly-owned subsidiary of Infosys Singapore Pte Limited merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective from September 24, 2025)
62.	GuideVision UK Ltd (under liquidation)
63.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
64.	Infosys Germany Holding Gmbh
65.	Infosys Automotive and Mobility GmbH & Co. KG
66.	Stater GmbH
67.	Infosys Green Forum
68.	Infosys (Malaysia) SDN. BHD.
69.	WongDoody GmbH
70.	WongDoody (Shanghai) Co. Limited
71.	WongDoody Limited (Taipei)
72.	Infosys Public Services Canada Inc.
73.	BASE life science A/S
74.	BASE life science AG
75.	BASE life science GmbH
76.	BASE life science Ltd.
77.	BASE life science S.A.S
78.	BASE life science S.r.l.
79.	Innovisor Inc.
80.	BASE life science Inc.
81.	BASE life science S.L.
82.	Panaya Germany GmbH
83.	Infosys Norway
84.	Idunn Information Technology Private Limited
85.	InSemi Technology Services Pvt. Ltd.
86.	Elbrus Labs Private Limited
87.	Infosys Services (Thailand) Limited
88.	Infy tech SAS
89.	in-tech GmbH
90.	in-tech Automotive Engineering SL
91.	ProIT
92.	in-tech Automotive Engineering de R.L. de C.V (liquidated effective May 07, 2025)
93.	Drivetech Fahrversuch GmbH
94.	Friedrich Wagner Holding Inc (under liquidation)
95.	in-tech engineering s.r.o
96.	in-tech engineering GmbH
97.	in-tech engineering services S.R.L (merged into ProIT with effect from November 30, 2025)
98.	in-tech Group Ltd.
99.	in-tech Group India Private Limited
100.	in-tech Automotive Engineering Shenyang Co.
101.	in-tech Automotive Engineering Bejing Co., Ltd.
102.	Infosys Employees Welfare Trust
103.	Infosys Employee Benefits Trust
104.	Infosys Science Foundation
105.	Infosys Expanded Stock Ownership Trust
106.	Infosys Germany SE (formerly known as Blitz 24-893 SE)
107.	Infosys Limited SPC
108.	Infosys BPM Netherlands B.V.
109.	Infosys Energy Consulting Services LLC, a wholly-owned subsidiary of Infosys Nova Holdings LLC was incorporated on April 16, 2025.
110.	Infosys Saudi Arabia LLC, a wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.
111.	Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.
112.	MRE Consulting Ltd, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly-owned subsidiary of Infosys Nova Holdings LLC) with 1.79% partnership interest on April 30, 2025.
113.	MRE Technology Services LLC (a wholly-owned subsidiary of MRE Consulting Ltd), acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly-owned subsidiary of Infosys Nova Holdings LLC) with 1.79% partnership interest on April 30, 2025.
114.	The Missing Link Automation Pty Ltd, acquired by Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly-owned subsidiary of Infosys Limited) on April 30, 2025.
115.	The Missing Link Network Integration Pty Ltd, acquired by Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly-owned subsidiary of Infosys Limited) on April 30, 2025.
116.	The Missing Link Security Pty Ltd, acquired by Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly-owned subsidiary of Infosys Limited) on April 30, 2025.
117.	The Missing Link Security Ltd, (a wholly-owned subsidiary of The Missing Link Security Pty Ltd) acquired by Infosys Australia Technology Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly-owned subsidiary of Infosys Limited) on April 30, 2025.
118.	Infosys BPM Canada Inc, a wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025.
119.	Infosys Enterprise Business Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte Ltd was incorporated on March 19, 2026.
120.	Stratus Canada Inc, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
121.	Stratus Global (India) Pvt Ltd, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
122.	Stratus Global LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
123.	Stratus Holdings International Inc., acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
124.	Stratus Technology Services LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on April 21, 2026.
125.	New Heritage Capital Fund III-B, LP, (acquired by Infosys Nova Holdings LLC on April 21, 2026.) It was subsequently liquidated on April 22, 2026.
126.	Optimum Achieve Holdings, Inc, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
127.	Optimum Healthcare IT, LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
128.	TSC Companies, LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
129.	Optimum CAN Holdings LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
130.	Optimum Tech Services LLC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
131.	Optimum HIT Canada ULC, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
132.	Optimum Healthcare IT Pty Ltd, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.
133.	3-102-936558 Sociedad De Responsabilidad Limitada, acquired by Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) on May 4, 2026.

INDEPENDENT Auditor’s Report ON THE AUDIT OF QUARTERLY STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”) for the quarter ended June 30, 2026 (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the quarter ended June 30, 2026.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter ended June 30, 2026 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Standalone Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months ended June 30, 2026. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter ended June 30, 2026 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statements that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for audit of the Standalone Financial Results for the quarter ended June 30, 2026

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Statement to express an opinion on the Statement.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: July 23,2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN:26060408XXMGNP1994

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
	Audited	Audited	Audited	Audited
Revenue from operations	48,211	46,402	42,279	178,650
Other income, net	984	1,159	1,042	4,322
Total Income	49,195	47,561	43,321	182,972
Expenses
Employee benefit expenses	25,287	24,688	22,847	95,094
Cost of technical sub-contractors	4,181	3,952	3,497	15,421
Travel expenses	701	532	516	2,097
Cost of software packages and others	4,421	3,969	3,746	15,722
Communication expenses	150	141	144	603
Consultancy and professional charges	603	661	464	2,090
Depreciation and amortisation expenses	1,246	1,424	1,140	4,902
Finance cost	119	105	105	416
Other expenses	1,459	1,292	1,122	5,343
Total expenses	38,167	36,764	33,581	141,688
Profit before exceptional item and tax	11,028	10,797	9,740	41,284
Exceptional item
Impact of Labour Codes	–	–	–	1,289
Profit before tax	11,028	10,797	9,740	39,995
Tax expense:
Current tax	3,356	2,664	3,053	11,767
Deferred tax	(103)	(376)	(237)	(1,246)
Profit for the period	7,775	8,509	6,924	29,474

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	296	(236)	(70)	(288)
Equity instruments through other comprehensive income, net	60	374	35	397

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	49	(11)	6	(1)
Exchange differences on translation of foreign operations	(94)	1,021	1,019	3,256
Fair value changes on investments, net	60	(93)	123	(27)
Total other comprehensive income/(loss), net of tax	371	1,055	1,113	3,337

Total comprehensive income for the period	8,146	9,564	8,037	32,811

Profit attributable to:
Owners of the company	7,769	8,501	6,921	29,440
Non-controlling interests	6	8	3	34
	7,775	8,509	6,924	29,474

Total comprehensive income attributable to:
Owners of the company	8,142	9,546	8,024	32,750
Non-controlling interests	4	18	13	61
	8,146	9,564	8,037	32,811

Paid up share capital (par value 5/- each, fully paid)	2,025	2,024	2,074	2,024
Other equity *#	90,828	90,828	93,745	90,828

Earnings per equity share (par value 5/- each)**
Basic (in per share)	19.19	21.01	16.70	71.58
Diluted (in per share)	19.17	20.98	16.68	71.46

*	Balances for the quarter ended June 30, 2026 and June 30, 2025 represent balances as per the audited Balance Sheet for the year ended March 31, 2026 and March 31, 2025, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2026, quarter ended March 31, 2026 and quarter ended June 30, 2025

#	Excludes non-controlling interest

1. Notes

a) The audited interim condensed consolidated financial statements for the quarter ended June 30, 2026 have been taken on record by the Board of Directors at its meeting held on July 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Based on the recommendations of the Nomination and Remuneration Committee, the Board at its meeting held on July 23, 2026, approved and appointed, effective today, Ashiss Kumar Dash as the Chief Executive Officer Designate (“CEO Designate”) of the Company until March 31, 2027. Further, the Board approved its intention to appoint Ashiss Kumar Dash as the Chief Executive Officer and Managing Director of the Company with effect from April 1, 2027 upon fulfilment of all statutory requirements.

c) Nitin Paranjpe (DIN: 00045204) an Independent Director was appointed as Vice Chairman of the Company effective April 30, 2026.

d) Michael Nelson Gibbs (DIN: 08177291) an Independent Director of Infosys Limited, retired effective July 12, 2026, upon completion of his second term. The composition of the Board and its Committees continue to be in compliance with the requirements of applicable laws.

e) Update on acquisitions

i) On April 21, 2026, Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited, acquired a 100% partnership interest in Stratus Global LLC, a leading insurance technology partner serving Property & Casualty insurers and Managing General Agents, headquartered in USA., for a purchase consideration including earnouts amounting to $74 million (697 crore). The total purchase consideration includes upfront cash consideration of $69 million (646 crore) and contingent consideration with an estimated fair value of $5 million (51 crore) as on the date of acquisition. Additionally, this acquisition has retention bonus and management incentives payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years.

ii) On May 4, 2026, Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited, acquired 100% voting interests in Optimum Achieve Holdings Inc., a healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a purchase consideration including earnouts amounting to $365 million (3,470 crore). The total purchase consideration includes upfront cash consideration of $299 million (2,844 crore) and contingent consideration with an estimated fair value of $66 million (626 crore) as on the date of acquisition. Additionally, this acquisition has retention bonus and management incentives payable to the employees of the acquiree over four years, subject to their continuous employment with the Group and achievement of financial targets for the respective years.

f) Stock grants

The Board, on July 23, 2026, based on the recommendations of the Nomination and Remuneration Committee approved the grant of 9,836 Restricted Stock Units (RSUs) under the 2015 Incentive Compensation Plan (2015 Plan) to eligible new hires. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f August 1, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter ended June 30, 2026

For financial year 2026, the Board recommended a final dividend of 25/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 23, 2026 and paid on June 25, 2026.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	23.00
Final dividend	–	25.00	–	25.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
Revenue by business segment
Financial Services (1)	13,463	12,976	11,796	49,908
Manufacturing	7,668	7,358	6,804	29,078
Energy, Utilities, Resources and Services	6,452	6,114	5,742	23,818
Retail (2)	6,172	5,958	5,651	23,077
Communication (3)	5,791	5,752	5,097	21,765
Life Sciences (4)	3,842	3,393	2,745	12,267
Hi-Tech	3,710	3,558	3,296	13,928
All other segments (5)	1,113	1,293	1,148	4,809
Total	48,211	46,402	42,279	178,650
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	48,211	46,402	42,279	178,650
Segment Profit:
Financial Services (1)	3,662	3,410	2,973	12,678
Manufacturing	1,685	1,541	1,416	6,444
Energy, Utilities, Resources and Services	1,576	1,548	1,437	5,984
Retail (2)	1,701	1,811	1,691	7,089
Communication (3)	1,180	1,027	880	3,861
Life Sciences (4)	619	659	554	2,444
Hi-Tech	911	930	768	3,228
All other segments (5)	75	241	224	717
Total	11,409	11,167	9,943	42,445
Less: Other Unallocable expenditure*	1,246	1,424	1,140	6,191
Add: Unallocable other income	984	1,159	1,042	4,157
Less: Finance cost	119	105	105	416
Profit before tax and non-controlling interests	11,028	10,797	9,740	39,995

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

*	Unallocable expense includes 1,289 crore towards impact of Labour Codes for the year ended March 31, 2026.

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
	Audited	Audited	Audited	Audited
Revenue from operations	39,957	38,641	35,275	148,819
Profit before exceptional item and tax	10,161	9,956	8,660	39,903
Exceptional item - Impact of Labour Codes	–	–	–	1,146
Profit before tax	10,161	9,956	8,660	38,757
Profit for the period	7,249	7,975	6,114	29,211

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
July 23, 2026	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2026, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
	Audited	Audited	Audited	Audited
Revenues	5,082	5,040	4,941	20,158
Cost of sales	3,482	3,485	3,416	14,079
Gross profit	1,600	1,555	1,525	6,079
Operating expenses	528	500	497	1,994
Operating profit #	1,072	1,055	1,028	4,085
Other income, net	104	125	122	468
Finance cost	13	12	12	47
Profit before income taxes	1,163	1,168	1,138	4,506
Income tax expense	343	248	329	1,190
Net profit	820	920	809	3,316
Earnings per equity share*
Basic (in $ per share)	0.20	0.23	0.20	0.81
Diluted (in $ per share)	0.20	0.23	0.19	0.80
Total assets	16,359	16,446	17,447	16,446
Cash and cash equivalents and current investments	3,124	3,706	4,089	3,706

*	EPS is not annualized for the quarter ended June 30, 2026, quarter ended March 31, 2026 and quarter ended June 30, 2025.

#	includes $143 million towards impact of Labour Codes for the year ended March 31, 2026.

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter ended June 30, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
	Audited	Audited	Audited	Audited
Revenue from operations	39,957	38,641	35,275	148,819
Other income, net	874	1,063	882	6,491
Total income	40,831	39,704	36,157	155,310
Expenses
Employee benefit expenses	18,820	18,886	17,673	73,239
Cost of technical sub-contractors	6,035	5,780	5,208	22,388
Travel expenses	498	401	392	1,596
Cost of software packages and others	2,922	2,415	2,217	9,274
Communication expenses	101	96	99	419
Consultancy and professional charges	492	561	392	1,846
Depreciation and amortisation expense	613	601	613	2,394
Finance cost	61	54	55	207
Other expenses	1,128	954	848	4,044
Total expenses	30,670	29,748	27,497	115,407
Profit before exceptional item and tax	10,161	9,956	8,660	39,903
Exceptional item
Impact of Labour Codes	–	–	–	1,146
Profit before tax	10,161	9,956	8,660	38,757
Tax expense:
Current tax	3,041	2,119	2,761	10,459
Deferred tax	(129)	(138)	(215)	(913)
Profit for the period	7,249	7,975	6,114	29,211
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	275	(245)	(61)	(285)
Equity instruments through other comprehensive income, net	60	374	35	397

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	49	(11)	6	(1)
Fair value changes on investments, net	59	(91)	122	(26)

Total other comprehensive income/ (loss), net of tax	443	27	102	85

Total comprehensive income for the period	7,692	8,002	6,216	29,296

Paid-up share capital (par value 5/- each fully paid)	2,028	2,027	2,077	2,027
Other Equity*	78,847	78,847	85,256	78,847
Earnings per equity share (par value 5 /- each)**
Basic (in per share)	17.87	19.67	14.72	70.87
Diluted (in per share)	17.86	19.65	14.70	70.78

*	Balances for the quarter ended June 30, 2026 and June 30, 2025 represent balances as per the audited Balance Sheet for the year ended March 31, 2026 and March 31, 2025, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2026, quarter ended March 31, 2026 and quarter ended June 30, 2025

1. Notes

a) The audited interim condensed standalone financial statements for the quarter ended June 30, 2026 have been taken on record by the Board of Directors at its meeting held on July 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Based on the recommendations of the Nomination and Remuneration Committee, the Board at its meeting held on July 23, 2026, approved and appointed, effective today, Ashiss Kumar Dash as the Chief Executive Officer Designate (“CEO Designate”) of the Company until March 31, 2027. Further, the Board approved its intention to appoint Ashiss Kumar Dash as the Chief Executive Officer and Managing Director of the Company with effect from April 1, 2027 upon fulfilment of all statutory requirements.

c) Nitin Paranjpe (DIN: 00045204) an Independent Director was appointed as Vice Chairman of the Company effective April 30, 2026.

d) Michael Nelson Gibbs (DIN: 08177291) an Independent Director of Infosys Limited, retired effective July 12, 2026, upon completion of his second term. The composition of the Board and its Committees continue to be in compliance with the requirements of applicable laws.

e) Stock grants

The Board, on July 23, 2026, based on the recommendations of the Nomination and Remuneration Committee approved the grant of 9,836 Restricted Stock Units (RSUs) under the 2015 Incentive Compensation Plan (2015 Plan) to eligible new hires. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f August 1, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter ended June 30, 2026

For financial year 2026, the Board recommended a final dividend of 25/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 23, 2026 and paid on June 25, 2026.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	23.00
Final dividend	–	25.00	–	25.00

3. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2026.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
July 23, 2026	Chief Executive Officer and Managing Director

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2026	2026	2025
	Audited	Audited	Audited
Revenue from operations	48,211	178,650	42,279
Profit before exceptional item and tax	11,028	41,284	9,740
Exceptional item
Impact of Labour Codes	-	1,289	-
Profit before tax	11,028	39,995	9,740
Profit for the period	7,775	29,474	6,924
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	8,146	32,811	8,037

Profit attributable to:
Owners of the company	7,769	29,440	6,921
Non-controlling interests	6	34	3
	7,775	29,474	6,924

Total comprehensive income attributable to:
Owners of the company	8,142	32,750	8,024
Non-controlling interests	4	61	13
	8,146	32,811	8,037

Paid-up share capital (par value 5/- each fully paid)	2,025	2,024	2,074
Other equity *#	90,828	90,828	93,745
Earnings per share (par value 5/- each)**
Basic (in per share)	19.19	71.58	16.70
Diluted (in per share)	19.17	71.46	16.68

*	Balances for the quarter ended June 30, 2026 and June 30, 2025 represent balances as per the audited Balance Sheet for the year ended March 31, 2026 and March 31, 2025, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2026 and quarter ended June 30, 2025

#	Excludes non-controlling interest

1. Notes

a) The audited interim condensed consolidated financial statements for the quarter ended June 30, 2026 have been taken on record by the Board of Directors at its meeting held on July 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Based on the recommendations of the Nomination and Remuneration Committee, the Board at its meeting held on July 23, 2026, approved and appointed, effective today, Ashiss Kumar Dash as the Chief Executive Officer Designate (“CEO Designate”) of the Company until March 31, 2027. Further, the Board approved its intention to appoint Ashiss Kumar Dash as the Chief Executive Officer and Managing Director of the Company with effect from April 1, 2027 upon fulfilment of all statutory requirements.

c) Nitin Paranjpe (DIN: 00045204) an Independent Director was appointed as Vice Chairman of the Company effective April 30, 2026.

d) Michael Nelson Gibbs (DIN: 08177291) an Independent Director of Infosys Limited, retired effective July 12, 2026, upon completion of his second term. The composition of the Board and its Committees continue to be in compliance with the requirements of applicable laws.

e) Update on acquisitions

i) On April 21, 2026, Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited, acquired a 100% partnership interest in Stratus Global LLC, a leading insurance technology partner serving Property & Casualty insurers and Managing General Agents, headquartered in USA., for a purchase consideration including earnouts amounting to $74 million (697 crore). The total purchase consideration includes upfront cash consideration of $69 million (646 crore) and contingent consideration with an estimated fair value of $5 million (51 crore) as on the date of acquisition. Additionally, this acquisition has retention bonus and management incentives payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years.

ii) On May 4, 2026, Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited, acquired 100% voting interests in Optimum Achieve Holdings Inc., a healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a purchase consideration including earnouts amounting to $365 million (3,470 crore). The total purchase consideration includes upfront cash consideration of $299 million (2,844 crore) and contingent consideration with an estimated fair value of $66 million (626 crore) as on the date of acquisition. Additionally, this acquisition has retention bonus and management incentives payable to the employees of the acquiree over four years, subject to their continuous employment with the Group and achievement of financial targets for the respective years.

f) Stock grants

The Board, on July 23, 2026, based on the recommendations of the Nomination and Remuneration Committee approved the grant of 9,836 Restricted Stock Units (RSUs) under the 2015 Incentive Compensation Plan (2015 Plan) to eligible new hires. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f August 1, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter ended June 30, 2026

For financial year 2026, the Board recommended a final dividend of 25/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 23, 2026 and paid on June 25, 2026.

(in )

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2026	2026	2025
Dividend per share (par value 5/- each)
Interim dividend	–	23.00	–
Final dividend	–	25.00	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2026	2026	2025
	Audited	Audited	Audited
Revenue from operations	39,957	148,819	35,275
Profit before exceptional item and tax	10,161	39,903	8,660
Exceptional item - Impact of Labour Codes	–	1,146	–
Profit before tax	10,161	38,757	8,660
Profit for the period	7,249	29,211	6,114

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board
for Infosys Limited

Bengaluru, India	Salil Parekh
July 23, 2026	Chief Executive Officer and Managing Director

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.